EXHIBIT 99.93

Rescan™ Environmental Services Ltd.

CERTIFICATE of AUTHOR

I, Susan E. Ames, P.Ag. do hereby certify that:

1.

I am an Independent Mine Reclamation and Mine Closure Consultant and contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 as an associate of the following organization:

Rescan Environmental Services Ltd.

Sixth Floor, 1111 West Hastings Street

Vancouver, BC V6E 2J3

Telephone:   604-689-9460

Fax:   604-687-4277

E-Mail:   sames@rescan.com

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.

I graduated with a degree of Bachelor of Science in Biology from Dalhousie University, a Master of Science in Soils in the Reclamation of Acid Generating Mine Tailings from University of British Columbia, and a PhD in Resource Management and Environmental Studies from the University of British Columbia.

4.

I am a member of the BC Institute of Agrologists and a past President of the Institute. I am a member of the Canadian Land Reclamation Association. I am the Manager of Reclamation and Mine Closure Planning at Rescan.

5.	I have worked as an environmental consultant for over 25 years with a focus on the mining industry.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for Sections 20.5 of the above referenced report and the overall assembly of the report. I have visited the property in 2007 and in 2011.

VANCOUVER   •   YELLOWKNIFE   •    DEASE LAKE   •   VICTORIA   •   SMITHERS   •   KAMLOOPS   •    SASKATOON   •   SEATTLE

8.

I have had prior involvement with the property that is the subject of the Technical Report with completion of the Closure, Decommissioning, and Reclamation Plan in 2008, the review of the Asset Retirement Obligations (ARO) in 2009, 2010, and 2011, and the update of the Closure, Decommissioning, and Reclamation Plan issued in February 2012.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.

As of the date of this certificate, to the best of my knowledge, information, and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 17th Day of December 2012.

Signature of Qualified Person
Susan E. Ames
Print Name of Qualified Person

RESCAN ENVIRONMENTAL SERVICES LTD.	VANCOUVER, BC, CANADA